

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2013

Via E-mail
Dhugald Pinchin
President
Source Gold Corp.
1155 Camino Del Mar #162
Del Mar, CA 92014

> **Re: Source Gold Corp.**
> **Form 8-K**
> **Filed October 25, 2013**
> **File No. 000-54840**

Dear Mr. Pinchin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 25, 2013

1. We note you engaged Anton & Chia (A&C) on December 12, 2012 based on the Form 8-K filed January 9, 2013. Please amend to revise paragraphs 1 and 2 to clearly state the length of time A&C served as your independent registered accountants and that A&C did not issue a report on your consolidated financial statements.

2. Please revise paragraph 4 to clearly define the period during A&C's appointment which you attest there were no disagreements. See Item 304(a)(1)(iv) of Regulation S-K.

3. Please be sure to include a revised letter from A&C stating the extent to which it agrees to the statements made by you in your amendment to the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3796.

Sincerely,

/s/ Myra Moosariparambil

Myra Moosariparambil
Staff Accountant